Exhibit 99.2

GOLD STANDARD FILES SOUTH RAILROAD PRE-FEASIBILITY STUDY

October 24, 2019 – Vancouver, B.C. - Gold Standard Ventures Corp. (TSX: GSV; NYSE AMERICAN: GSV) (“Gold Standard” or the “Company”) has filed its technical report entitled “South Railroad Project NI 43-101 Technical Report, Preliminary Feasibility Study, Carlin Trend, Nevada, USA” (“PFS”) for its 100% owned/controlled Dark Star and Pinion oxide gold heap leach project. The Company previously released the results of the prefeasibility study (September 10, 2019), which demonstrate robust economics with rapid payback and high rate of returns. The PFS was prepared in accordance with National Instrument NI 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) by M3 Engineering & Technology Corporation and has been filed on SEDAR and the Company’s website. Highlights for the PFS include:

PFS Highlights
Total Reserve Ore Tons	47.344 M Tonnes
Average Grade	0.82 g Au/t Au; 4.70 g Ag/t Ag (Pinion)
Contained Gold / Silver Ounces	1.248 M oz Au; 2.705 M oz Ag
Average Recovery	69% ROM Au; 77% HPGR Au; 22% ROM Ag; 43% HPGR Ag
Average Annual Metal Production	116,000 Ounces Au (Year 1-8), 205,000 Ounces Ag (Year 4-8)
Annual Tonnes Moved	24.3 Million Tonnes
Annual Reserve Ore Tonnes	5.9 Million Tonnes
Strip Ratio	3.1:1
Initial Capital Expenditures	$194.0M
Expansion Capital Expenditures	$88.3M
Life of Mine Pre-Tax Cash Flow	$409.7M
Life of Mine Pre-Tax Net Present Value (5%)	$302.1M
Life of Mine Pre-Tax IRR (Internal Rate of Return)	32.4%
Life of Mine Net Cash Flow After Tax	$337.1M
Life of Mine After Tax Net Present Value (5%)	$241.5M
Life of Mine After-Tax IRR	27.8%
Cash Costs After By-Product Credit[1]	$582/oz
AISC[1]	$657/oz
Payback	2.7 Years

Note:

1.	See “Non-GAAP Financial Measures” at the end of this press release for a discussion of these measures.

2.

The PFS was conducted using assumed metal prices of $1,400/oz gold and $17.11/oz silver. The mineral reserve estimate that provides the basis for the PFS was conducted at assumed metal prices of $1,275/oz gold and $15.58/oz silver. Through inadvertence, the references to the base gold price of “$1,250/oz” for the mineral reserve estimates at Pinion and Dark Star in the PFS news release (September 10, 2019) should have instead been a gold price of “$1,275/oz”. However, this did not affect any of the other figures in that news release.

The Company is finalizing work and reports required for submission of permit applications for proceeding with the project. Submission of the documents to the BLM is expected during the first quarter of 2020.

Non-GAAP Financial Measures

The Company has included certain non-GAAP financial measures in this press release, including cash costs and all-in sustaining costs (AISC) per ounce of gold sold. These non-GAAP financial measures do not have any standardised meaning. Accordingly, these financial measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with International Financial Reporting Standards (“IFRS”).

Cash Costs

Cash costs are reflective of the cost of production. The Company reports cash costs on an ounces of gold sold basis. Other companies may calculate these measures differently and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Cash costs reported by Gold Standard includes mining, processing, transport, refining, general administration costs of the mine operations and royalties, but are exclusive of amortization, reclamation, capital and exploration costs and net of any value of the by-products.

All-in Sustaining Costs

This news release refers to expected AISC per ounce which is a non-GAAP measure however is a measure the Company believes more fully-defines the total costs associated with producing gold. This measurement has no standardized meaning under IFRS, accordingly there may be some variation in method of computation of “all-in sustaining costs” as determined by the Company compared with other mining companies. AISC reported by Gold Standard includes mine cash costs, land access payments, royalties, and sustaining capital expenditures, but excludes non-sustaining capitalized stripping and end of life reclamation costs. The life of mine AISC of $659/oz increases to $688/oz if end of mine life reclamation costs are included in accordance with the World Gold Council guidance on AISC.

ABOUT GOLD STANDARD VENTURES – Gold Standard is an advanced-stage gold exploration and development company. GSV is developing South Railroad, an advanced gold and silver open pit oxide heap leach project and continues to focus on district scale discoveries on the greater Railroad-Pinion Project land position.

The PFS was completed by M3 Engineering & Technology Corporation (“M3”) and authored by Dr. Art Ibrado, PE, Project Manager, and Matthew Sletten, PE, each of whom is an independent qualified person under NI 43-101.

Don Harris, Registered Member SME (#04146776) and General Manager for Gold Standard is a qualified person, as defined by NI 43-101, Standards of Disclosure for Mineral Projects and has reviewed and verified the information contained within this news release.

Neither the Toronto Stock Exchange nor its regulation services provider nor the NYSE AMERICAN Exchange accepts responsibility for the adequacy or accuracy of this news release.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements, which relate to future events or future performance and reflect management’s current expectations and assumptions. Such forward-looking statements reflect management’s current beliefs and are based on assumptions made by and information currently available to the Company. All statements, other than statements of historical fact, included herein including, without limitation, statements about our potential near term development option, and the mineral reserve estimates for the Railroad-Pinion Project are forward looking statements. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Risk factors affecting the Company include, among others: the results from our exploration programs, global financial conditions and volatility of capital markets, uncertainty regarding the availability of additional capital, fluctuations in commodity prices; title matters; and the additional risks identified in our filings with Canadian securities regulators on SEDAR in Canada (available at www.sedar.com) and with the SEC on EDGAR (available at www.sec.gov/edgar.shtml). These forward-looking statements are made as of the date hereof and, except as required under applicable securities legislation, the Company does not assume any obligation to update or revise them to reflect new events or circumstances.

CAUTIONARY NOTE FOR U.S. INVESTORS REGARDING RESERVE AND RESOURCE ESTIMATES

All resource estimates reported by the Company were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission for descriptions of mineral properties in SEC Industry Guide 7 under Regulation S-K of the U. S. Securities Act of 1933. In particular, under U. S. standards, mineral resources may not be classified as a “reserve” unless the determination has been made that mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Accordingly, information in this press release containing descriptions of the Company’s mineral properties may not be comparable to similar information made public by US public reporting companies.

On behalf of the Board of Directors of Gold Standard,

“Jonathan Awde”

Jonathan Awde, President and Director

FOR FURTHER INFORMATION PLEASE CONTACT:
Jonathan Awde President
Tel: 604-669-5702
Email: info@goldstandardv.com
Website: www.goldstandardv.com